LL. 85

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SEC
Mail P
Section
17008730
N

MAR 0 1 201
Washington DC
406

| SEC FILE NUMBER |
|---|
| ~~8- 51073~~ |

8-67435

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alternative Investment Services, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson, Suite 1320A
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Baer (312) 264-4343
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

# OATH OR AFFIRMATION

I, James Baer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alternative Investment Services, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

DENISE POLING
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
August 16, 2019

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kehlenbrink
Lawrence &
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Alternative Investment Services, LLC

We have audited the accompanying financial statements of Alternative Investment Services, LLC, which comprise the statement of financial condition as of December 31, 2016 and 2015, and the related statements of income, changes in member's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Alternative Investment Services, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Alternative Investment Services, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules titled Computation of Net Capital, Computation for Determination of Reserve Requirements, and Information for Possession or Control Requirements have been subjected to audit procedures performed in conjunction with the audit of Alternative Investment Services, LLC's financial statements. The supplemental information is the responsibility of Alternative Investment Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, this supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kehlenbrink, Lawrence + Pauckner

Kehlenbrink, Lawrence and Pauckner
Indianapolis, Indiana
February 23, 2017

# Alternative Investment Services, LLC

## Statement of Financial Condition

| | December 31, 2016 | December 31, 2015 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 13,048 | $ 12,877 |
| Prepaid expense | 6,512 | 1,781 |
| Total Assets | $ 19,560 | $ 14,658 |
| **Liabilities and Member's Equity** | | |
| **Liabilities** | | |
| Payable to related parties | | $ - |
| Accrued expenses | 5,000 | 5,000 |
| Total liabilities | 5,000 | 5,000 |
| **Member's Equity** | 14,560 | 9,658 |
| Total Liabilities and Member's Equity | $ 19,560 | $ 14,658 |

The accompanying notes are an integral part of the financial statements.

## Alternative Investment Services, LLC

### Statement of Income

| | Years Ended | |
|---|---|---|
| | December 31, 2016 | December 31, 2015 |
| **Revenues** | | |
| Distribution fee income | | |
| Dividends | 21 | 2 |
| Total revenues | 21 | 2 |
| **Operating Expenses** | | |
| Commission expense | | |
| Professional fees | 4,600 | 5,000 |
| Employee Expense | | |
| Regulatory and compliance | 1,573 | 3,155 |
| Miscellaneous | 576 | 575 |
| Total operating expenses | 6,749 | 8,730 |
| Net Income | $ (6,728) | $ (8,728) |

The accompanying notes are an integral part of the financial statements.

# Alternative Investment Services, LLC

## Statement of Changes in Member's Equity

| | December 31, 2016 | December 31, 2015 |
|---|---|---|
| Balance at the beginning of the period | $ 9,658 | $ 48,386 |
| Net income | (6,728) | (8,728) |
| Member contributions (withdrawals) | 11,630 | (30,000) |
| Balance at the end of the period | $ 14,560 | $ 9,658 |

The accompanying notes are an integral part of the financial statements.

# Alternative Investment Services, LLC

## Statement of Cash Flows

| | Years Ended | |
|---|---|---|
| | December 31, 2016 | December 31, 2015 |
| **Operating Activities** | | |
| Net income | (6,728) | (8,728) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Changes in operating assets and liabilities | | |
| Prepaid expenses | (4,731) | |
| Payable to/receivable from related parties | | (1,781) |
| Net Cash Provided in Operating Activities | (11,459) | (10,509) |
| **Financing Activities** | | |
| Member contributions (withdrawals) | 11,630 | (30,000) |
| Net Cash Used in Financing Activities | 11,630 | (30,000) |
| Increase (Decrease) in Cash and Cash Equivalents | 171 | (40,509) |
| Cash and Cash Equivalents at Beginning of Year | 12,877 | 53,386 |
| Cash and Cash Equivalents at End of Year | 13,048 | 12,877 |

The accompanying notes are an integral part of the financial statements.

## Alternative Investment Services, LLC

## Notes to Financial Statements
## December 31, 2016

Note 1 – Significant Accounting Policies

Description of Business
Alternative Investment Services, LLC is registered as a broker-dealer with the Securities and Exchange Commission. As a securities broker-dealer, the Company is engaged in general brokerage and financial service activities. As of April 1, 2014, the Company is an inactive entity. The Company will continue in existence until December 21, 2043, unless dissolved before then.

Estimates and Assumptions
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Income earned from customer security transactions are recorded on a trade date basis. If payments are not received or the transaction has not settled on customer transactions, accounts receivable is recorded to recognize that income.

Statement of Cash Flows
Cash and cash equivalents consist of a money market account. The Company does not pay income taxes. The Company did not pay any interest costs in 2016 or in 2015.

Income Taxes
The Company has elected under the Internal Revenue Code, to be taxed as a partnership. Accordingly, the member rather than the Company will be taxed on income. Therefore, no provision or liability for income taxes has been included in these financial statements. Tax years prior to 2013 are no longer subject to tax examinations.

**Note 2 - Concentrations of Credit Risk**

The balance in cash and cash equivalents is a money market account which is not insured against loss.

**Note 3 – Net Capital Requirements**

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2016, the Company had net capital of $7,787, which was $2,787 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 64.2%.

## Note 4 - Control Requirements

There are no amounts, as of December 31, 2016, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(1) and thus is exempt from the provisions of Rule 15c3-3.

## Note 5 – Reconciliation Pursuant to Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were no reconciling items between the December 31, 2016 unaudited Focus report and this report.

## Note 6 - Sale of Company

Pursuant to a purchase agreement dated November 29, 2016, 20% of the outstanding membership interests in the Company were sold by Price Holdings, Inc., the 100% owner of the Company to ENR Group LLC (the "Purchaser"). Purchaser has the option to purchase the remaining 80% of the Company's interests subject to FINRA's approval of the change of control of the company. As of the date of this report, the purchase of the remaining 80% of the interests is undergoing the standard FINRA approval process.

# Alternative Investment Services, LLC

## Computation of Net Capital, Pursuant to Rule 15c3-1(f)
## December 31, 2016

| | | |
|---|---|---|
| **Net Capital** | | |
| Member's equity | $ | 14,560 |
| Less: Nonallowable assets | | 6,512 |
| Net capital before haircuts on security positions | | 8,048 |
| Haircuts on securities | | 261 |
| Net capital | $ | 7,787 |
| Aggregate Indebtedness | $ | 5,000 |
| Net capital required based on aggregate indebtedness | $ | 333 |
| Computation of Basic Net Capital Requirement | | |
| Minimum net capital required (Based on minimum dollar requirement) | $ | 5,000 |
| Excess Net Capital | $ | 2,787 |
| Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement | $ | 1,787 |
| Percentage of Aggregate Indebtedness to Net Capital | | 64.2% |

Alternative Investment Services, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2016

The SEC rules related to the Computation for Determination of Reserve Requirements are not applicable because the broker-dealer is exempt under SEC Rule 15c3-3(k)(1).

Alternative Investment Services, LLC

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2016

The SEC rules related to the Possession or Control Requirements are not applicable because the broker-dealer is exempt under SEC Rule 15c3-3(k)(1).

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Alternative Investment Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Alternative Investment Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Alternative Investment Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under paragraph (k)(1) (the "exemption provisions") and (2) Alternative Investment Services, LLC stated that Alternative Investment Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Alternative Investment Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alternative Investment Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
February 23, 2017

**Alternative Investment Services, L.L.C.**
**141 West Jackson Blvd., Suite 1340A**
**Chicago, IL 60604**

## EXEMPTION REPORT

To Whom It May Concern,

To the best knowledge and belief of Alternative Investment Services, L.L.C. (the "Company"), the Company claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(1) for the fiscal year ended December 31, 2016. This sub paragraph states:

(k) EXEMPTIONS

(1) The provisions of this rule shall not be applicable to a broker or dealer who limits its activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker or dealer activities. Additionally, it cannot hold funds or securities for, or owe money or securities to customers.

The Company met the identified exemption provision throughout the most recent fiscal year without exception.

James Baer
*President*
Alternative Investment Services, L.L.C.